Ballard Power Systems Inc.

News Release

Ballard Power Systems and ACME Group Sign Multi-Year Fuel Cell Supply Agreement for Wireless Telecom Backup Power Solution in India

For Immediate Release – May 8, 2008

Vancouver, Canada – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP), a world leader in clean energy fuel cell products, today announced that it has signed a multi-year supply agreement with an affiliate of the ACME Group (ACME), a leading provider of telecommunications infrastructure solutions in India, to provide fuel cells for backup power in the wireless telecom market.

The supply agreement imposes mutual exclusivity on both companies for the India wireless telecom backup power market through 2010, subject to certain conditions. Although the agreement does not specify minimum volumes, in order to maintain its right to exclusivity, ACME must order at least 22.7 megawatts (MW) of fuel cell products through 2010, specifically 0.1 MW, 3.3 MW and 19.3 MW in 2008, 2009 and 2010, respectively. Ballard will supply the company’s existing Mark1020TM ACS fuel cell product as well as a new liquid-cooled reformate-capable fuel cell product currently in development, in sizes ranging from the sub-kilowatt level to 7 kilowatts. ACME will begin systems design work immediately to integrate Ballard’s fuel cell products for trials beginning in early 2009, with initial deployments planned later that year.

John Sheridan, President and CEO of Ballard said, “The need for extended runtime capability throughout wireless networks in India is acute, given the unreliable electricity grid in that country combined with the tremendous growth rate in telecom services. This agreement with ACME, a highly capable and knowledgeable partner with a leading share of the India telecom infrastructure solutions market, positions Ballard with a strong lead customer. The agreement will help accelerate fuel cell product adoption.”

Fuel cell-powered systems offer more reliable and cleaner backup power alternatives than incumbent technologies. This is valuable in India where many towns and cities experience an average of four to six hours of daily power outages. While Ballard’s Mark1020 ACS fuel cell product is commercially available today, an additional liquid-cooled fuel cell product capable of operating with reformed fuel will maximize the size of the addressable market.

“Fuel cell backup power systems offer an excellent value proposition to telecom service providers,” said Manoj Upadhyay, CEO of the ACME Group. “The quality of Ballard’s fuel cell products gives us a strong foundation on which to build a leading fuel cell market position over the next few years.”

The ACME Group is a leader in the field of innovative solutions for the wireless telecom industry, cold chain management systems, alternate energy and waste water treatment. To learn more about the Acme Group, visit www.acme.in.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information, or to arrange an interview, please call:

Guy McAree
604-723-1961
guy.mcaree@ballard.com